SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Bonus Declaration announcement released on 24 February 2004




24 February 2004

PRUDENTIAL ANNOUNCES BONUS RATES AND WITH-PROFITS FUND PERFORMANCE IN 2003 FOR
4.5 MILLION WITH-PROFITS POLICYHOLDERS

Prudential today announced its 2004 bonus rates on with-profits savings and investment policies.

4.5 million With-Profits policyholders are to reap the rewards of having invested in the financially strong Prudential With-Profits Fund during 2003, as GBP1.9 billion is added to their policy values.

Headline Facts:
With-Profits Pension, Endowment and Bond Policy Values Up on 2003

Prudential With-Profits Fund investment return +16.5%

27% Investment Return In With-Profits Fund Over 5 Years, 1 January 1999 - 31 December 2003

Solvency Ratio up +2.1% from 8.4% to 10.5%

With-Profits Annuity Rates increased

Restoration of MVR-Free Withdrawals up to GBP25,000 for policies over 5 years old

The strong investment return on the Prudential With-Profits Fund has enabled an increase in 'smoothed returns' on Prudential With-Profits products. These products generally have outperformed the average annual interest payable on a typical deposit account* - as they are designed to do. Also, Prudential's With-Profits products have outperformed a typical balanced managed unit trust. The financial strength of the Prudential With-Profits Fund has enabled Prudential to maintain a high equity backing ratio and protect policyholders from the worst effects of recent poor stock market conditions.

See notes (1), (2), (3) & (4)
*All references to deposit accounts and unit trusts in this document carry the following source: The deposit rates assumed are gross of tax rates (net of tax, for Prudence Bond ) for accounts available for deposits of GBP2,500+(RP) or GBP25,000+ with 90 days notice (SP), while the unit trust returns are based on an average for the "Balanced Managed" sector, offer to bid, gross income reinvested (net income reinvested, for Prudence Bond ). The unit-linked life fund returns are based on the average returns in the ABI UK Life Fund's "Balanced Managed - Life Fund" category.

 Prudential will pay two types of bonus this year:

 Regular bonuses (or annual bonuses) are added to policies each year in order to gradually increase the plan value.

 Final bonuses (or terminal bonuses) may be added when a policy matures, is cashed-in/transferred or the policyholder dies. Prudential uses these bonuses to return to each policyholder a fair share of the assets of the With-Profits Fund, while smoothing the ups and downs of the market especially around the date of maturity. Payment of a final bonus is not guaranteed.
Bonus Overview:

Based on the assumption that the policy remains in force to maturity, where applicable. If the customer transfers, cashes in or switches early then MVRs and any product-specific charges may be applied and may have the effect of reducing the payout value on the policy.

Benefits to Customers

  - Prudential's With-Profits customers to receive bonuses worth GBP1.9 billion
  - Significant year-on-year increases in policy values
  - 10 year Prudence Bond (GBP10,000 single premium) up +6.8% on 2003
  - 15 Year Personal Pension (GBP200 per month regular premiums) up +8.5% on
    2003
  - 10 year with-profits endowment (GBP50 per month regular premiums; male aged 30 next birthday at outset) up +12.2% on 2003
  - Annuities - the total bonus anticipated at the first policy anniversary, in the following year, remains at 6%
  - Long-term expected investment return on the With-Profits Fund of +7.5% p.a. gross.

Annual Bonus Rates Examples 2004 (2003)

  - Prudence Bond           +3.25% (+3.25%)
  - Personal Pension +3.25% (+3.50%)
  - With-Profits Endowment     +1.00%/2.00% (+1.00%/2.00%) : (sum assured/
    existing regular bonus)

Fund Strength

  - The Prudential With-Profits Fund achieved a very strong investment return, earning +16.5% gross during 2003, one of the strongest performances declared to date;
  - Over the last five years, the Prudential With-Profits Fund has earned +27%. The financial strength of the fund gives the fund's managers flexibility in their investment strategy. Prudential remains well positioned to continue to deliver competitive returns to existing and new customers

GBP25,000 MVR-Free Withdrawal

  - Due to improving market conditions and the strength of the With-Profits Fund, Prudential has been able to restore MVR free withdrawals from GBP10,000 to GBP25,000, in any one 12 month period for policies held for more than 5 years.
    See Note (6)

Solvency Outlook

  - A  strong  asset  allocation  and  investment   strategy  has  further
    strengthened the Prudential With-Profits Fund. It remains one of the strongest in the UK with a AA+ rating from Standard & Poor's
  - Increased solvency ratio to +10.5% at 31 December 2003 compared with +8.4% at 31 December 2002. Prudential does not use implicit items in this calculation and no credit is taken for present values of future profits

 Prudential UK Bonus Rates 2004

  - Prudence Bond holders will have a regular bonus of +3.25% added to their policies in 2004 until further notice, the same as in 2003 (announced 5th January 2004)
  - Personal Pension customers will have a regular bonus of +3.25% added to their policies in 2004 until further notice (compared with +3.50% in 2003)
  - With-Profits Endowment customers will receive a regular bonus of +1.00% on sum assured and +2.00% on existing regular bonuses, unchanged from 2003
  - The investment return achieved on the Prudential With-Profits Fund in 2003 was very strong at +16.5% before tax.
  - Prudential continues to have a prudent approach to the setting of With-Profits bonus rates and, combined with active fund management, sets the level of bonus rates at an affordable level so as not to diminish the potential of the Fund to deliver in future years. The full growth on the Fund is not being passed on to policyholders because the returns achieved in 2003 only partly address the very poor investment returns between 2000 and 2002
  - In total, GBP1.9 billion will be added to the value of customers' policies as a result of today's bonus announcement.




Announcing the 2004 bonus rates Mark Wood, Chief Executive of Prudential UK & Europe said: "All of our with-profits customers have seen an increase in the value of their policies during 2003. Prudential has protected policyholders from the worst effects of the difficult markets of the last three years. The financial strength of our Fund, and the way we have managed it, sets Prudential apart."

Prudential Policy Values Grow

Investors who have held Prudential With-Profits policies during 2003 are reaping the benefits of strong With-Profits Fund performance which is seen in the increase in the policy value over the year.

Prudential's With-Profits customers have seen the value of their policies increase year-on-year. Despite poor stockmarket investment returns over the three-year period to 2002, the financial management of the Prudential With-Profits Fund, and the expertise of its in-house investment team have combined to keep the Fund financially strong. The growth that each With-Profits customer has seen over the last year reflects the financial strength of the Prudential With-Profits Fund. The Fund has consistently generated a positive return over the medium and longer term with a 27% investment return in the With-Profits Fund over 5 Years. (1 January 1999 - 31 December 2003).

TYPICAL INCREASE IN POLICY VALUES FOR PRUDENTIAL CUSTOMERS IN 2004

Prudence Bond With-Profits Bond       Annual Increases in Cash-in values   Year-on-Year Increase in a Bond's Value +
Policy Duration   Single Premium                Feb 2004 Bonus %           Bond Value    Bond Value    Increase in Value
                                                                                                       over 2003
In 2004 (2003)                                                             Date 2004     Date 2003
5 Years           GBP10,000                             +4.2               GBP11,991       GBP11,507*      +GBP484

(4 years)
7 Years           GBP10,000                             +3.3               GBP13,457       GBP13,024       +GBP433

(6 years)
10 Years          GBP10,000                             +6.8               GBP18,448       GBP17,278       +GBP1,170

(9 years)

+ before deducting any MVRs

* after deducting the 1% discontinuance charge at 4 years duration

Personal Pension                      Annual Increase in cash-in values, Year-on-Year Increase in a after allowing for premiums paid
                                               during the year           Policy's Value
Policy Duration    Regular                     Feb 2004 Bonus %          Policy         Policy Value   Increase in Value
                                                                                        Date 2003      over 2003
In 2004 (2003)     Premium                                               Value

                                                                         Date 2004
5 Years            GBP200 p.m.                         +3.7              GBP12,860        GBP9,998      +GBP2,862

(4 Years)
10 Years           GBP200 p.m.                         +5.9              GBP30,540        GBP26,448     +GBP4,092

(9 years)
15 Years           GBP200 p.m.                         +8.5              GBP64,765        GBP57,314     +GBP7,451

(14 years)


With-Profits Endowment 25 Year Policy Annual Increase in cash-in       Year-on-Year Increase in a Policy's Value
(male 35 next birthday at outset)     values, after allowing for
                                      premiums paid during the year
Policy Duration      Regular          Feb 2004 Bonus %                 Policy        Policy        Increase in Value
                                                                                                   over 2003
In 2004 (2003)       Premium                                           Value         Value

10 Years             GBP50 p.m.         +3.0                           GBP5,478        GBP4,718        +GBP760

(9 years)
15 Years             GBP50 p.m.         +6.6                           GBP12,387       GBP11,017       +GBP1,370

(14 years)
20 Years             GBP50 p.m.         +5.1                           GBP23,247       GBP21,516       +GBP1,731

(19 years)
25 Years             GBP50 p.m.         +19.4                          GBP55,126       GBP45,574       +GBP9,552

(24 years)


TYPICAL INCREASE IN PAYOUT VALUES FOR PRUDENTIAL CUSTOMERS IN 2004
 Prudential With-Profits Annuity     Annual Increase in annuity   Year-on-Year Increase in an annuity per
(based on a starting annuity of      per annum                    annum.
GBP4,708 p.a.)
Policy Duration      Premium         Feb 2004 Bonus %             Annuity p.a.    Annuity p.a.   Increase in
                                                                                                 Value over
In 2004 (2003)                                                    Date 2004       Date 2003      2003
5 Years (4 years)    GBP100,000        +2.8                       GBP5,768 p.a.   GBP5,613 p.a.  +GBP154 p.a.
10 Years             GBP100,000        +2.5                       GBP9,440 p.a.   GBP9,207 p.a.  +GBP233 p.a.

(9 years)

See Note (5)

Future returns are expected to continue to be positive based on achieving Prudential's long-term expected investment return of +7.5%.

Industry Leading Performance -

Competitive Performance Against Alternative Investment Products

Customers have benefited from investing in the Prudential With-Profits Fund, which over the longer term has enjoyed a better performance than that delivered by deposit-based products. The Fund has also beaten the returns on an average "Balanced Managed" unit trust over both short and long terms. This is clear evidence that with-profits policies from a financially strong provider, such as Prudential, continue to offer policyholders consistently attractive returns during a period when the stockmarket has been very volatile.

Customer Payouts that Beat the Alternatives
Product         Premium       Term          Value 6th   % increase in value Overall     Outperformance
                                            April 2004  over 12 months      Return over
                                                        after allowing for  term p.a.   Over Unit Trust p.a.
                                                        premiums paid in
                                                        the year                        See notes (1)-(4)
PruBond         GBP10,000       5 years       GBP11,991     +3.2%               +3.7%       + 3.0%
PruBond         GBP10,000       10 years      GBP18,448     +6.8%               +6.3%       + 1.5%
Individual      GBP200 p.m.     20 years      GBP122,097    +7.8%               +8.6%       + 0.3%
Pension         male retiring
                at 65
With-Profits    GBP50 p.m.      25 years      GBP56,385     +19.4%              +9.4%       -0.8%

Endowment       male 30 n/b

These policy values demonstrate the strength of Prudential's With-Profits Fund and show that returns generally remain above the returns achieved by typical exposed investment products, even before taking account of tax relief on pension contributions.

Prudential's With-Profits Performance Compared With Alternative Investment Products

PRUBOND
Investment Product                     Total Payout      Annualised       2004 Bonus        2004 Bonus
                                                                          compared to       compared to Unit
                                                         return           Deposit Return    Trust Return. See
                                                                          (capital g'teed)  notes 1-4
                                                                          See notes 1-4
Prudential With-Profits Bond           GBP18,448           +6.3%            + 2.8%            + 1.5%

(10 year , GBP10,000 single premium)
Average building society account       GBP13,888           +3.5%
Average balanced managed unit trust    GBP15,981           +4.8%
Average balanced managed               GBP14,321           +3.7%

unit-linked life fund

What this means for the Typical Prudence Bond Customer

A typical customer with a Prudence Bond policy will have seen its value increase from GBP10,000 to GBP11,991 over five years up to 6th April 2004. By investing with Prudential over the last 12 months, the policyholder's bond is worth +3.2% more than it was on 6 April 2003. This payout represents an overall return of + 3.7% each year over the last 5 years. The same customer would only have received a +2.7% p.a. return in interest paid if their money had been in a deposit account (although the capital would have been guaranteed. See Notes 1-4) or +0.7% p.a. on a unit trust over the same 5-year period (See notes 1-4).

LIFE POLICIES
                                    Total Payout        Annualised return 2004 Bonus Return 2004 Bonus Return
                                                                          v Deposit         v Unit Trust

Prudential With-Profits Endowment   GBP56,385             +9.4%             + 5.7%            -0.9%
(25 Year Term, GBP50 per month
regular premiums; male aged 30 next
birthday at outset)
Average building society account    GBP24,502             +3.7%
Average balanced managed unit trust GBP65,322             +10.3%
Average balanced managed            GBP41,879             +7.4%

Unit-linked life fund

What this means for the typical With-Profits Endowment Customer

For a typical customer who holds a twenty-five year with-profits endowment, paying a premium of GBP50 per month, the payout value on maturity is GBP56,385, which is equivalent to 9.4% return for each of the 25 years.

PENSIONS
Investment Product                  Total Payout     Annualised return  2004 Bonus Return v     2004 Bonus Return v Unit
                                                                        Deposit                 Trust
Prudential With-Profits Individual  GBP122,097         +8.6%              + 4.6%                  + 0.3%
Pension

(20 year term, GBP200 per month
regular premiums)
Average building society account    GBP72,291          +3.9%
Average UK balanced managed unit    GBP118,171         +8.3%
trust
Average balanced managed            GBP88,526          +5.7%

Unit-linked life fund

What this means for the typical Individual Pension Customer

For a typical male personal pension customer, who has paid GBP200 per month into their pension for 20 years and is retiring at age 65, the fund is GBP122,097. If the same customer had decided to transfer the policy last year, he would have received 8% less than if he had kept the policy for another year at last year's bonus rates, and, after allowing for the premiums paid in the year.

David Belsham, Appointed Actuary of Prudential Assurance, said: "We have announced a very strong set of bonuses. By taking the decision to continue investing with us, our customers have benefited from attractive payout values in what have been turbulent and volatile market conditions. In general, Prudential's returns still comfortably exceed those achieved on both deposit-based products and on alternative exposed investments, such as unit trusts. The strength of our Fund makes us one of the strongest providers in the UK, with a AA+ rating from Standard & Poor's, and we are well positioned to continue to deliver competitive returns to existing and new customers in the future. Prudential firmly believes that with-profits will continue to provide good value to customers and that is why we are strongly committed to the with-profits market today and in the future."

Asset Allocation

The asset allocation policy of the Prudential With-Profits Fund has been a major contributor to the strong performance delivered in recent years. By successfully implementing investment strategies, based on investment markets views, Prudential has preserved the financial strength of the Fund and delivered excellent long run investment returns.

                             31/12/03       31/12/02      31/12/01      31/12/98

                                %              %              %             %
Equity shares
-     UK shares                 33             32            38            59
-     Non-UK shares             15             13            14            13
Fixed interest                  31             33            28            12
Cash                            2              2              3             5
Property                        17             18            15            11
Alternative investments         2              2              2             -
Total                          100            100            100           100

                                    - ENDS -

Media Contacts:

James Murray:      T -020 7150 2654 or 07810 181757

Darragh Leeson: T- 020 7150 2600 or 07801 856011

NOTES TO EDITORS

Release Specific Notes:

(1.) The deposit rates, unit trust values and unit-linked life fund values used are for periods ending 31 December 2003.

(2.) The deposit rates assumed are gross of tax rates (net of tax, for Prudence Bond ) for accounts available for deposits of GBP2,500+(RP) or GBP25,000+ with 90 days notice (SP), while the unit trust returns are based on an average for the "Balanced Managed" sector, offer to bid, gross income reinvested (net income reinvested, for Prudence Bond ). The unit-linked life fund returns are based on the average returns in the ABI UK Life Fund's "Balanced Managed - Life Fund" category.

(3.) * Source: Micropal, GBP25,000, invested as at 30 January 2004, 29/12/89 to 31 /01/04

(4.) * Source: Lipper Hindsight, % growth total return, 31/12/98 to 31/12/03.

(5.) The figures shown in the table for Annuities are the increase in pension at the policy anniversary, where the rate of bonus anticipated at the outset was nil. The increases will be lower where a non-zero rate of anticipated bonus was chosen by the policyholder.

(6.) MVR policy is subject to change without notice.

(7.) Past performance is no guide to the future and the value of final bonus cannot be guaranteed.

(8.) Final Bonus Rates:


        25 Year Endowment, the Final Bonus element of GBP56,385 total payout is GBP17,537

        20-year Personal Pension, the Final Bonus element of GBP122,907 total payout is GBP415.

        Prudence Bond - The Final Bonus elements are:

Entry date      Valuation date  Final Bonus       Total Bond Value
                                Element
1.9.99          1.9.04          GBP111              GBP11991
1.9.99          1.9.03          GBP117              GBP11623
1.9.97          1.9.04          GBP178              GBP13457
1.9.97          1.9.03          GBP164              GBP13024
1.9.94          1.9.04          GBP2585             GBP18448
1.9.94          1.9.03          GBP1916             GBP17278
6.4.94          6.4.04          GBP2354             GBP18448


        Personal Pension - the final bonus elements are:

Bonus year           Term        Total Policy Value   Final bonus element
           2003       4               GBP 9,998             GBP 92
           2003       9               GBP 26,448            GBP 723
           2003       14              GBP 57,314            GBP 5,689
           2004       5               GBP 12,860            GBP 277
           2004       10              GBP 30,540            GBP 1,591
           2004       15              GBP 64,765            GBP 9,048



 1. Market Value Reduction Policy (MVRs)

Prudential applies MVRs on policies where the face value of the policy significantly exceeds the value of the underlying assets.

Prudential's current MVR policy is as follows:

- MVRs are decided on a case by case basis.

- Anyone holding a With-Profits Bond policy for five years or more who withdraws more than GBP25,000 over any twelve month period may be subject to an MVR.

- Anyone who has held a With-Profits policy for less than five years may be subject to an MVR regardless of the amount withdrawn.

- MVRs are not applied on death, maturity or, in the case of retirements, on selected retirement dates. MVRs are also not applied to With-Profits annuities

If a customer switches into another investment or between Prudential's With-Profits Funds then an MVR may be applied when: they cash-in or transfer their plan (including early retirement); take a full or partial withdrawal from their policy

- Prudence Bond customers can take up to 5% of their total fund value, MVR-free, as "Income" in any one twelve month period.

- The average MVR applied to Prudence Bond contracts in 2003 was 6.3%.

- In 2004 to 12 February, the average MVR was 4.3%.

2. Fund Performance in context:

In the year to 31 December 2003, the FTSE 100 (Total Return) index rose by 17.9%.* The Prudential With-

Profits Fund returned 16.5% before tax. Over the past three years, the FTSE 100 (Total Return) index fell by 21.1%**, whilst the Prudential With-Profits Fund returned 3.3%, clearly demonstrating that with-profits products still continue to balance the risk and the return for the policyholder. * Micropal ** M&G

3. Customer Communication:

Prudential will continue its policy of openly communicating with policyholders. Advertisements announcing this year's bonus declaration will appear in a range of national daily newspapers.

4. Customers seeking further information should contact:

Prudential: t: 0800 000 000, Web: www.pru.co.uk. Calls may be recorded.

5. Year-on-Year Comparison

Prudence Bond regular bonus held at +3.25%.

     Twenty five year with-profits endowment - maturity payout reduced by 10%

     Ten year Personal Pension - cash value reduced by -0.5%

6. Prudential's financial strength

Financial strength is an important issue for customers, who want to be assured of the financial strength of the company providing the policy. Prudential's long-term Fund is rated AA+ by Standard and Poor's.

7. Attached with this announcement is a with-profits factsheet. (Appendix 1)

WITH PROFITS FACTSHEET APPENDIX 1

1. Bonus Policy

Prudential's bonus policy is set out in detail in its With-Profits Guide (available on request from Prudential). The main aims of the company's bonus policy are:

- To give each with-profits policyholder a return on the premiums which he or she has paid that reflects the earnings of the underlying investments, whilst smoothing the peaks and troughs of investment performance; and

- To ensure that with-profits policyholders receive a fair share of the profits, (as decided by the Directors of PAC on the advice of the Appointed Actuary), distributed from the with-profits fund by way of bonus additions to their policies.

2. Types of Bonus

There are two types of bonus:

Regular bonuses (or annual bonuses) are added to policies each year in order to gradually increase the plan value (excluding MVR, or cash-in charges).

 Final bonuses (or terminal bonuses) may be added when the benefits of a policy matures, is cashed-in/transferred or the policyholder dies. These bonuses are used to make up the difference between the guaranteed benefits (regular bonuses) and the overall value of each customer's policy asset share. Prudential uses these bonuses to return to each policyholder a fair share of the assets of the with-profits fund, while smoothing for impact of market changes, especially around the date of maturity. Payment of a final bonus is not guaranteed.

3. Determination of Bonus Rates

The balance between regular and final bonuses influences the investment strategy that the fund can adopt. Regular bonuses increase the amounts guaranteed to policyholders and so need to be backed by less risky (and so normally less rewarding) investments. This, in turn, affects the overall level of return achieved. Regular bonus rates are therefore targeted on a prudent proportion of the investment return that we expect to earn in the future. Regular bonus rates have been gradually reduced over in line with declining inflation and the associated reduction in expected future investment returns.

Total claim values are set by reference to "asset shares", which are calculated for typical policies by accumulating the premiums paid, less allowance for expenses and charges, at the actual rates of return earned on the assets of the with-profits fund over the life times of those policies. The asset shares also include allowance for distributions to shareholders and profits from other sources arising in the with-profits fund. These asset shares provide a target level for claim values paid to customers.

4. What is smoothing?

Smoothing is applied so that the claim values actually paid change only gradually over time. In normal investment conditions, we aim to ensure that total payouts on equivalent policies do not generally change by more than 10 per cent from one year to the next, and we have applied this guideline for 2004's bonus declaration.

Prudential's intention is that any smoothing of profits or losses should balance out over time, so that in the long run With-Profits policyholders neither gain nor lose as a result of the smoothing policy.

5. Where do profits from the with-profits fund go?

Prudential's With-Profits policyholders currently receive 90 per cent of the profits distributed from the With-Profits Sub-Fund as bonus additions to their policies and shareholders receive the remaining 10 per cent as dividend payments. Since policyholders and shareholders share proportionately in these profits, their interests are exactly aligned.

6. Prudential's with-profits investment strategy.

The company's investment strategy is to seek to secure on behalf of its policyholders the highest combination of income and growth in capital value while maintaining the security of the fund.

The table below shows the investment mix of Prudential's With-Profits Fund.
                             31/12/03       31/12/02      31/12/01      31/12/98

                                %              %              %             %
Equity shares
-     UK shares                 33             32            38            59
-     Non-UK shares             15             13            14            13
Fixed interest                  31             33            28            12
Cash                            2              2              3             5
Property                        17             18            15            11
Alternative investments         2              2              2             -
Total                          100            100            100           100

7. Investment Returns

The underlying investment return on the Prudential With-Profits Fund was 16.5% gross in the year to 31/12/03 compared with growth of 17.9% in the FTSE 100 (Total Return). Source M&G

Returns on the With-Profits Fund in recent years have been as follows:
Year                   Returns on the Prudential With-Profits Fund
2003                   + 16.5%
2002                   -8.1%
2001                   -3.5%
2000                   +3.0%
1999                   +19.3%


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 February 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY


                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary